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Direct:  (612) 607-7557
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E-Mail:  PPazderka@Oppenheimer.com

November 15, 2012

VIA EDGAR AND E-MAIL
AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:
Aetrium Incorporated
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A – Response
to Staff Comment letter dated November 15, 2012
Preliminary Proxy Statement Filed October 12, 2012
File No. 000-22166

Dear Mr. Hindin:

On behalf of Aetrium Incorporated, a Minnesota corporation (the “Company”), I am responding to the SEC staff’s comment letter dated November 15, 2012 from you to Patrick J. Pazderka regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed initially on October 12, 2012.

Contemporaneously with sending this letter to you, the Company today has filed a responsive Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”). To assist in your review of our responses and our proposed revisions to the preliminary proxy statement, we have also provided you with a courtesy copy of Amendment No. 3 which is blacklined and marked to show proposed changes to the Company’s Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A filed November 14, 2012.  For your convenience, we have repeated and numbered the comments from your letter dated November 15, 2012 in boldface print below.  The Company’s responses are provided below each comment.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed November 15, 2012

Record Date and Quorum, page 8

1.
We note your response to prior comment 3.  As we discussed on the telephone on the morning of November 15, you have indicated that the Company does not interpret the revised language to suggest that quorum will always be achieved so long as a shareholder is present in person or by proxy and entitled to vote his shares at the meeting.  Please supplement the disclosure in this section as well as in Appendix III under the question “What is the required quorum for the special meeting” to clarify, if true, that the Company interprets this language to mean that the presence, in person or by proxy, of the holders of the majority of the outstanding shares of the Company’s common stock on the record date will constitute quorum for purposes of the special meeting.  As currently written, the disclosure can also be interpreted to mean that quorum can be established by a majority of holders of shares of Aetrium common stock present in person or by proxy, essentially assuring that quorum will always be achieved.  Please also disclosure that such interpretation may lead to its challenge in a court of law given recent soliciting materials filed by the Shareholder Group.

United States Securities and Exchange Commission
November 15,  2012

Response: The Company will comply and has revised the disclosure in Amendment No. 3 under this section as well as in Appendix III under the question “What is the required quorum for the special meeting” to provide additional clarification addressing your comment.

Abstentions, page 9

2.
We note your response to prior comment 6.  We believe that broker non-votes occur not only when, at a meeting that has at least one routine matter of business, a broker has not received voting instructions from the beneficial owner of the shares as to a non-routine matter, but also occurs when, at a meeting that has no routine matters of business, a broker has received voting instructions from the beneficial owner of the shares to at least one, but not all, of those matters.  Please disclose in such case whether a broker non-vote will count as a vote for, against or have no effect on the outcome of, each proposal.  Please also disclose the effect of a broker non-vote on the pool of shares considered for purposes of determining whether a majority is achieved for Proposals No. 1 and No. 2.  Please revise the title of this section accordingly to reflect that the discussion now includes the effect of broker non-votes.  Refer to Item 21 of Schedule 14A.

Response: The Company will comply and has revised the disclosure on page 10 of Amendment No. 3 under the heading “Effect of Broker Voting; Broker Non-Votes” in order to provide additional clarification addressing your comment.

Broker Voting, page 9

3.
We note your response to prior comment 6 and the proposed disclosure.  Please revise the sentence in this section “[a]s a result, member brokers who do not receive instructions from their customers will not have authority to vote…” to make clear that this would be the case only with respect to member brokers who do not receive instructions from their customers as to any proposal presented at the meeting.

Response:  The Company will comply and has revised the disclosure to add the clause noted in your comment.  Please see the revised disclosure on page 10 of the Company’s Amendment No. 3.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:  Douglas L. Hemer, Aetrium Incorporated

Enclosures:

Letter dated November 15, 2012 from Douglas L. Hemer, Aetrium Incorporated

[AETRIUM Incorporated LETTERHEAD]

November 15, 2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed November 15, 2012 File No. 000-22166

Ladies and Gentlemen:

The undersigned, Aetrium Incorporated, a Minnesota corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aetrium Incorporated

By: /s/ Douglas L. Hemer

Name: Douglas L. Hemer

Title: Chief Administrative Officer and Secretary